SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C), AND
(D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
(Amendment No.   )*

Depomed, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

249908104
(CUSIP Number)

November 1, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 249908104		13G	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,409,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,409,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,409,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON PN

      Page 2  of 8 pages

CUSIP No. 249908104		13G	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,409,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,409,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,409,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON OO

      Page 3 of 8 pages

CUSIP No. 249908104		13G	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 157,100
	6	SHARED VOTING POWER 3,499,100
	7	SOLE DISPOSITIVE POWER 157,100
	8	SHARED DISPOSITIVE POWER 3,632,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,789,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON IN

      Page 4 of 8 pages

Item 1(a).     Name of Issuer:

          Depomed, Inc. (the “Issuer”)

Item 1(b).     Address of Issuer’s Principal Executive Offices:

          1360 O’Brien Drive, Menlo Park, CA, 94025

Item 2(a).     Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

          4401 Eastgate Mall, San Diego, CA 92121

Item 2(c).     Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).     Title of Class of Securities:

          Common Stock, no par value (the “Common Stock”)

Item 2(e).     CUSIP Number:  249908104

Item 3.     Not applicable.

Item 4.    Ownership.

        (a)       Amount Beneficially Owned:

Tang Capital Partners.  Tang Capital Partners is the record and beneficial owner of 3,409,100 shares of Common Stock and shares voting and dispositive power over such securities with Tang Capital Management and Kevin C. Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the 3,409,100 shares held of record by Tang Capital Partners and shares voting and dispositive power over such shares with Tang Capital Partners and Kevin C. Tang.

Kevin C. Tang.  Kevin C. Tang may be deemed to beneficially own 3,789,200 shares of the Issuer’s Common Stock, comprising:

•
3,409,100 shares owned of record by Tang Capital Partners, for which Tang Capital Management, of which Mr. Tang is manager, serves as general partner.  Mr. Tang shares voting and dispositive power over such shares with Tang Capital Management and Tang Capital Partners.

•	11,000 shares owned of record by Mr. Tang.

•	369,100 shares over which Mr. Tang has voting and/or dispositive power.

      Page  5 of 8 Pages

Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

        (b)       Percent of Class:

Tang Capital Partners	7.2%
Tang Capital Management	7.2%
Kevin C. Tang	8.0%

        (c)        Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin C. Tang	157,100 shares

(ii)	shared power to vote or to direct the vote:

	Tang Capital Partners	3,409,100 shares
	Tang Capital Management	3,409,100 shares
	Kevin C. Tang	3,499,100 shares

(iii)	sole power to dispose or to direct the disposition of:

	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin C. Tang	157,100 shares

(iv)	shared power to dispose or to direct the disposition of:

	Tang Capital Partners	3,409,100 shares
	Tang Capital Management	3,409,100 shares
	Kevin C. Tang	3,632,100 shares

Item 5.      Ownership of Five Percent or Less of a Class.

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check  the following:  ☐

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.      Identification and Classification of Members of the Group.

           Not applicable.

      Page 6 of 8 Pages

Item 9.      Notice of Dissolution of Group.

          Not applicable.

Item 10.       Certification.

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 12, 2007

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 8 of 8 Pages